Exhibit 1.03

Investor Relations	Media Relations
Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Lorretta Gasper CDC Software 678-259-8631 lgasper@cdcsoftware.com

CDC Global Services Names Services Veteran and Renowned Technologist as CEO

SHANGHAI, April 15, 2010 — CDC Global Services, a business unit of CDC Corporation (NASDAQ: CHINA) and a provider of IT and IT-enabled services and consulting, announced today the appointment of Chung Kiu Wong as its chief executive officer (CEO).

Wong replaces Peter Yip as CEO of CDC Global Services. Mr. Yip continues to serve as CEO of CDC Corporation, the parent company of CDC Global Services. Wong, who has served on the boards of directors of CDC Software International since 2007 and CDC Software Corporation since 2009, has more than 30 years experience in the technology industry in the U.S. and China. Most recently, he was founder and managing principal of Hong Kong-based iASPEC, a group of companies that provide information technology consulting services, software products and services in Hong Kong, mainland China and North America.

Earlier in his career, Wong served as the principal architect in the State of California government data center and received the Distinguished Services Award from the state for his work. Since 1982, he has held senior positions in international information technology companies in Hong Kong and mainland China.

Wong holds a Ph.D. in Mathematics from the University of California at Berkeley, is a Distinguished Fellow of the Hong Kong Computer Society, and also serves as chairman and member of the Advisory Committees of various engineering faculties and information technology academic departments in Hong Kong and mainland China universities. He has also served, until recently, as a member of the University Grants Committee and a member of the Advisory Committee on Creative Industry of the Central Policy Unit, in the Hong Kong SAR Government.

“As we have previously announced, CDC Global Services’ goals are to grow to 5,000 professional staff in China over the next few years and derive significant revenue from the China domestic services markets where we have seen strong demand for world class local IT services providers,” said Peter Yip, CEO of CDC Corporation. “We are also pursuing strategic alternatives such as carving out CDC Global Services as a separately publicly listed company like we did with CDC Software. This will allow CDC Global Services to be valued as a pure play IT services and consulting company like its peers. We expect CK will provide the leadership to help us achieve those goals and to take CDC Global Services to the next level that we believe will position it as one of the global leaders in services, specifically in the IT/R&D outsourcing market.”

“This is an exciting time for CDC Global Services and I’m proud to be a part of this organization that has one of the most highly experienced group of services professionals in the industry,” said Wong. “We plan to continue our strategy to partner with, acquire and build companies that will help to expand our IT related service businesses targeting a number of high-growth industry sectors. We intend to pursue this strategy with a sharp focus and by operating world-class offshore software development centers in China serving our international and domestic clients. We believe that these strategic initiatives will help to unlock shareholder value in the coming quarters.”

About CDC Global Services
CDC Global Services provides IT consulting services, including platform-specific services for Microsoft and SAP, as well as project management, staff augmentation, managed-help desk solutions and a full range of business process outsourcing offerings.  It can also provide hardware for data collection and RFID, through partnerships with some of the industry’s most reputable vendors.  CDC Global Services embraces a customer-first approach being able to draw upon a wide range of expert resources to address each customer’s unique business needs, while keeping their best interest as a top priority. CDC Global Services customers benefit from streamlined vendor management and the ability to control project costs, while being able to access the right IT resources through a singular point of contact.  For more information, please visit www.cdcglobalservices.com.

About CDC Corporation
The CDC family of companies includes CDC Software (NASDAQ: CDCS) focused on enterprise software applications and services, CDC Global Services focused on IT consulting services, outsourced application development and IT staffing, CDC Games focused on online games, and China.com, Inc. (HKGEM:8006) focused on portals for the greater China markets.  For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our beliefs about strategic growth initiatives, our beliefs and expectations about our plans and goals for our CDC Software International business, including those relating to future staff headcount and revenue derived from the China domestic market, our beliefs relating to our ability to successfully market grow our outsourcing business and our position for long-term success, our beliefs regarding future growth by CDC Global Services and our potential market position, our beliefs regarding the leadership, and continued service, of any of our executives or directors, our beliefs relating to our strategies and our plans in pursuit thereof, our beliefs regarding potential effects on shareholder value, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, the ability of CDC Global Services to address the business services requirements of the market, demand for and market acceptance of CDC Global Services operations, and the ability of CDC Global Services to expand. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report on Form 20-F for the year ended December 31, 2008 filed with the Securities and Exchange Commission on June 30, 2009 . All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.